Via EDGAR

January 26, 2010

Mr. Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance - Mail Stop 4720
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Novelos Therapeutics, Inc.
Registration Statement on Form S-1
Filed September 15, 2009, Amended December 7, 2009
File Number 333-161922

Dear Mr. Riedler:

This letter constitutes supplemental correspondence on behalf of Novelos Therapeutics, Inc., a Delaware corporation (the “Company”), related to the above-referenced filing (the “Registration Statement”), and filed together herewith the Company’s Amendment No. 2 to the Registration Statement (the “Amendment”).

The purpose of this letter is to respond to the comments contained in your letter dated December 29, 2009 addressed to Mr. Harry Palmin, Chief Executive Officer of the Company concerning Amendment No. 1 to our Registration Statement on Form S-1, Registration No. 333-161922, filed December 7, 2009 (the “December Comment Letter”).  Set forth below are our responses, on behalf of the Company, to the December Comment Letter. For your convenience, we have repeated the Staff’s comment below in bold face type. Except as otherwise indicated, all statements contained herein concerning factual matters relating to the Company are based on information provided to us by the Company.

1.
We note your response to our prior comment 1 relating to the treatment of your transaction as a primary offering.  However, given the nature and size of the offering—in particular, the fact that the shares you are registering total more than 120% of the shares held by non-affiliates—the offering appears to be a primary offering.  Therefore, unless you revise the nature and/or size of this offering, you will need to do the following:

•
file a registration statement for the “resale” offering at the time of each conversion of preferred stock or exercise of warrants because you are not eligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(1)(x);

•	register the transaction on the form you are eligible to use to register the transaction as a primary offering;
•	identify the selling shareholders as underwriters in the registration statement; and
•	include the price at which the underwriters will sell the securities.

The Company maintains its position that the proposed offering is not a primary offering, is rather a secondary offering for the account of the selling stockholders named in the Registration Statement and is, therefore, eligible to be conducted on a continuous basis pursuant to Rule 415(a)(1)(i).  However, in light of the Staff’s position to the contrary as set forth in its comment letter dated October 8, 2009, as reiterated in the December Comment Letter, the Company is amending the Registration Statement to reduce the number of shares of common stock being registered for resale thereunder from 58,745,592 to 19,000,000, all of which shares are issuable upon conversion of the Series E preferred stock of the Company.

As indicated on page 6 of the Prospectus included in the Registration Statement, as of January 18, 2010, there were 71,391,957 shares of the Company’s common stock outstanding, of which the Company believes 14,377,482 are held by directors, officers and other affiliates of the Company.  Given the reduced size of the offering in relation to the Company’s outstanding common stock held by non-affiliates, the Company believes that the offering size now supports a conclusion by the Staff that the offering constitutes a secondary offering eligible to be conducted on a continuous basis pursuant to Rule 415(a)(1)(i), consistent with the Staff’s prior positions in that regard.

2.
We note your response to our prior comments 4 and 5; however, it appears that you have not provided the information requested by the fourth sub-bullet point in each comment, namely:  the combined market price of the total number of shares underlying the Series E Preferred Stock or warrants, calculated by using the market price per share on the date of the sale of the Series E Preferred Stock and the total possible shares underlying the Series E Preferred Stock or warrants.  Please provide this information for the securities underlying both the Series E Preferred Stock and the warrants.  Also, please revise your registration statement to include the completed tables.

The following table shows the combined market price of the total number of shares underlying the Series E preferred stock as of the date of sale of the Series E preferred stock, as well as the total number of shares underlying the Series E preferred stock.  The Company has included this table on page 46 of the Prospectus contained in the Registration Statement.

Date of Issuance	Shares of Common Stock Issuable Upon Conversion of Series E Preferred Stock	Market Price per share (2)	Aggregate Market Value of Underlying Common Stock	Aggregate Premium to Market Price on Date of Issuance (3)

April 11, 2008 (1)	31,807,655	$0.57	$18,130,363	$2,544,612
February 11, 2009	17,841,791	0.48	8,564,060	3,033,104

Totals	49,649,446		$26,694,423	$5,577,716

(1)
Includes shares of common stock that were initially issuable upon conversion of Series B preferred stock sold on May 2, 2007. The conversion price per share on those shares was reduced to $0.65 from $1.00 in connection with the financing that was completed on April 11, 2008.

(2)	Represents the market price on the last trading day before execution of the related securities purchase agreement.
(3)	Based on a conversion price of $0.65 per share.

The following table shows the combined market price of the total number of shares initially being offered under the Registration Statement that were issuable upon exercise of warrants as of the date of sale of the warrants, as well as the total number of shares underlying the warrants.  The Company has included this table on page 47 of the Prospectus contained in the Registration Statement.  However, please note that the Company is no longer seeking to register any of these shares under the Registration Statement.

Date of Issuance	Shares of Common Stock Issuable Upon Exercise of Warrants	Market Price per share (2)	Aggregate Market Value of Underlying Common Stock	Aggregate Premium to Market Price on Date of Issuance (3)

April 11, 2008 (1)	11,865,381	$0.57	$6,763,267	$949,230
February 11, 2009	9,230,769	0.48	4,430,769	1,569,231

Totals	21,096,150		$11,194,036	$2,518,461

(1)
Includes warrants to purchase common stock that were initially issued on May 2, 2007. The exercise price per share was reduced to $0.65 from $1.25 in connection with the financing that was completed on April 11, 2008.

(2)	Represents the market price on the last trading day before execution of the related securities purchase agreement.
(3)	Based on a conversion price of $0.65 per share.

3.	Please confirm that the substance of your response to our prior comment 6, including all dollar amounts in the provided table, is disclosed in the registration statement.

The Company has included the substance of its response in the Staff’s prior comment 6 on page 49 of the Registration Statement.

The Company believes that Amendment No. 2 is responsive to the remaining comments on the Registration Statement and would like the Staff to similarly conclude, so that the registration statement can be declared effective as soon as practicable.  Should the Staff have any additional comments or questions concerning this filing, please contact the undersigned, Paul Bork, at (617) 832-1113 or, in my absence, Matthew Eckert at (617) 832-3057.

Very truly yours,

/s/ Paul Bork

Paul Bork

cc:	Mr. Harry Palmin
Ms. Laura Crotty